                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                INTERLIANT, INC.
                               (Name of applicant)

                              2 Manhattanville Road
                               Purchase, NY 10577
                    (Address of principal executive offices)

--------------------------------------------------------------------------------


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

           TITLE OF CLASS                                          AMOUNT
           --------------                                          ------

10% Convertible Senior Notes Due 2006                           $89,200,000


                   -----------------------------------------

         Approximate date of proposed public offering: November 9, 2001

                                 Bruce S. Klein
              Senior Vice President, General Counsel and Secretary

                                Interliant, Inc.
                              2 Manhattanville Road
                               Purchase, NY 10577
                     (name and address of agent for service)

                                 with a copy to:
                             Allan R. Williams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway

                               New York, NY 10036


                   -----------------------------------------

                                     GENERAL

1. General Information.

         (a) Form of organization: Corporation

         (b) State under the laws of which organized: Delaware

2. Securities Act exemption applicable.

         Upon the terms set forth in an Offering Circular dated November 9, 2001 and the related Letter of Transmittal (which together constitute the "Exchange
                                                                      --------
Offer"), Interliant, Inc. (the "Company") is offering to exchange (i) $70 in
-----                           -------
cash, (ii) warrants (the "Warrants") to purchase 67.50 shares of common stock,
                          --------
par value $0.01, of the Company (the "Common Stock"), and (iii) $270 principal
                                      ------------
amount of the Company's 10% Convertible Senior Notes due 2006 (the "Senior
                                                                    ------
Notes") for each $1,000 principal amount of the Company's 7% Convertible
-----
Subordinated Notes due 2005 (the "Subordinated Notes") tendered by the holders
                                  ------------------
of Subordinated Notes. The Company will extend the Exchange Offer to all holders of its outstanding Subordinated Notes and expects to consummate the exchange if not less than $13,186,000 in principal amount, or 8%, of the Subordinated Notes are validly tendered and not withdrawn in the Exchange Offer.

         Prior to the Exchange Offer, the Company entered into a binding Recapitalization and Exchange Agreement, dated October 19, 2001, with eight holders of Subordinated Notes which together hold an aggregate of approximately $126.8 million principal amount, or approximately 77%, of the outstanding Subordinated Notes. Under this agreement, the eight holders agreed to exchange their Subordinated Notes for the same consideration provided in the Exchange Offer. The closing of the Recapitalization and Exchange Agreement is conditioned upon the consummation of the Exchange Offer.

         The Company has engaged Fir Tree, Inc. d/b/a Fir Tree Partners, as well as Zolfo Cooper, LLC, for consulting services in connection with the Company's recapitalization, but not to solicit the exchange of Subordinated Notes in the Exchange Offer. Affiliates of Fir Tree, Inc. holding $58,100,000 principal amount of Subordinated Notes have entered into the Recapitalization and Exchange Agreement and will not participate in the Exchange Offer.

          The Company is making the Exchange Offer in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), afforded by Section 3(a)(9) thereof. The Company has not paid
      --------
or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Subordinated Notes.

         In addition, the Company relies on the exemption from the registration requirements afforded by Section 4(2) of the 1933 Act in connection with the Recapitalization and Exchange Agreement. The Company has not, and will not make, any public offering in connection with the Exchange Offer.

                                  AFFILIATIONS

3. Affiliates. The following list sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities as of September 30, 2001.


   Name                                          Percentage Beneficial Ownership
   ----                                          -------------------------------

   Web Hosting Organization LLC                              48.72%

   Charterhouse Group International, Inc.                    58.63%

   Softbank Technology Ventures VI, LLC                      16.26%

   Leonard J. Fassler                                        49.09%

   Bradley A. Feld                                           64.37%

   Charles R. Lax                                             6.57%

   Stephen W. Maggs                                          48.73%

   Reference is made to the footnotes to the table in Item 5 below.

   Each of the entities listed under 1 through 9 below is a wholly-owned subsidiary of Interliant. In turn, each of the listed entities owns 100% of the stock of the entities listed immediately thereunder.

A. B.N. Technology, Inc., d/b/a ICOM

B. Digiweb, Inc.

   (i) Web Provider, Inc.

C. Interliant Acquisition Corp.

D. Interliant Association Solutions, Inc.

E. Interliant Consulting and Professional Services, Inc.

   (i)  Interliant Services, Inc.

        (1) rSP Insurance Agency, Inc.

   (ii) Soft Link Holding Corp.

        (1) Soft Link, Inc.

F. Interliant International, Inc.

   (i)  Interliant UK Holdings Limited

        (1) Interliant UK Limited

G. Interliant Texas, Inc.

   (i)  Milestone Services, Inc.

H. The Jacobson Consulting Group, Inc.

I. Telephonetics, Inc.


                        MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. The following table sets forth the name and office of all directors and executive officers of the Company as of September 30, 2001. The address of each director and executive officer is c/o Interliant, Inc., 2 Manhattanville Road, Purchase, New York 10577.


     Leonard J. Fassler     Co-Chairman of the Board, Director

     Bradley A. Feld        Co-Chairman of the Board, Director

     Bruce Graham           President, Chief Executive Officer, Director

     Francis J. Alfano      Chief Financial Officer

     Steven R. Munroe       Chief Operating Officer

     Bruce S. Klein         Senior Vice President, General Counsel and Secretary

     Frank Lincks           Senior Vice President, Finance and Accounting

     Dave Link              Senior Vice President, National Sales

     Rudolph Ventresca      Senior Vice President, Professional Services

     Kim Crane              Vice President, Marketing

     Thomas C. Dircks       Director

     Jay M. Gates           Director

     Merril M. Halpern      Director

     Charles R. Lax         Director

     Stephen W. Maggs       Director

     Patricia A.M. Riley    Director

     Howard S. Diamond      Director

     Charlie Feld           Director

     David M. Walke         Director

5. PRINCIPAL OWNERS OF VOTING SECURITIES. The following table sets forth, as of September 30, 2001, the security ownership of each person who was known by the Company to beneficially own 10% or more of the voting securities of the Company.

         ------------------------------------------------------- ---------------------------------------------
                  Col. A                      Col. B                      Col. C                 Col. D
                                                                                              PERCENTAGE OF
            NAME AND COMPLETE                                                                    VOTING
             MAILING ADDRESS           TITLE OF CLASS OWNED            AMOUNT OWNED         SECURITIES OWNED
         ------------------------------------------------------- ---------------------------------------------
               Web Hosting
            Organization LLC
         (1) c/o Charterhouse
         Group International,
          Inc., 535 Madison
          Avenue, New  York,
                NY 10022                    Common Stock                25,200,000                48.72
         -----------------------------------------------------------------------------------------------------

            Charterhouse Group
           International, Inc.
            (1), 535 Madison
            Avenue, New York,
                NY 10022                    Common Stock                37,601,370               58.63
         ------------------------- ----------------------------- -------------------------- ------------------

         --------------------------------------------------------------------------------------------------
                 Softbank
               Technology
            Ventures VI, LLC
             (2) c/o Softbank
            Venture Capital, Inc.
               200 West Evelyn
           Avenue, Mountain View,
                  CA 94041                  Common Stock                10,045,480                16.26
         --------------------------------------------------------------------------------------------------
            Leonard J. Fassler
          (3)(4) c/o Interliant,
        Inc., 2 Manhattanville Road
             New York, NY 10577             Common Stock                25,399,000                49.09
         ------------------------- -------------------------------------------------------------------------
             Bradley A. Feld
              (3)(5)(6) c/o
           Interliant, Inc., 2
           Manhattanville Road
            New York, NY 10577              Common Stock                40,105,684                64.37
         --------------------------------------------------------------------------------------------------
             Stephen W. Maggs
          (3)(7) c/o Interliant,
                  Inc.,
          2 Manhattanville Road
            New York, NY 10577              Common Stock                25,215,200                48.73
         --------------------------------------------------------------------------------------------------

(1) The principal member of Web Hosting Organization LLC ("WEB") are --- Charterhouse Equity Partners III, L.P. ("CEP"), an affiliate of
                                              ---
     Charterhouse Group International, Inc. ("Charterhouse"), and WHO Management
                                              ------------
     LLC ("The WEB Members"). Their respective ownership interests in WEB are as
           ---------------
     follows: CEP: 95.2% and WHO Management LLC: 4.8%. Leonard J. Fassler and Bradley A. Feld are the member managers of, and Stephen W. Maggs is a member of, WHO Management LLC. The general partner of CEP is CHUSA Equity Investors III, L.P., whose general partner is Charterhouse Equity III, Inc., a wholly owned subsidiary of Charterhouse. As a result of the foregoing, all of the shares of Interliant held by WEB would, for purposes of Section 13d of the Securities Exchange Act of 1934, be considered to be beneficially owned by Charterhouse. In addition, CEP owns $10,493,442 in aggregate principal amount of 8% Convertible Subordinated Notes of Interliant which are convertible into an aggregate of 9,539,493 shares of Common Stock and warrants to purchase 2,861,877 shares of our Common Stock. All such shares are considered to be beneficially owned by Charterhouse.

(2)  Softbank Technology Ventures VI, LLC ("SBTV VI, LLC") is the general
                                            ------------
     partner of the following entities: Softbank Technology Ventures VI, L.P.; Softbank U.S. Ventures VI, L.P.; Softbank Technology Ventures Advisors
     Fund VI, L.P.; and Softbank Technology Venture Side Fund VI, L.P., which entities own in the aggregate $8,500,000 principal amount of 8% Convertible Subordinated Notes of Interliant. Such Notes are convertible into 7,727,273 shares of Interliant Common Stock and the entities have warrants issued in connection with the Notes to purchase 2,318,207 shares of our Common Stock. All such shares are considered to be beneficially owned by SBTV VI, LLC.

(3) Includes 25,200,000 shares held by WEB. Messrs. Fassler , B. Feld and Maggs who are members of WHO Management LLC, which is a member of WEB. Each of Messrs. Fassler B. Feld and Maggs disclaim beneficial ownership of such shares other than the shares attributable to each of them as a result of their membership in WHO Management LLC.

(4) Includes 2,000 shares owned by Mr. Fassler's spouse. Mr. Fassler disclaims beneficial ownership of these shares. Also includes 15,000 shares of our Common Stock issuable pursuant to options presently exercisable or exercisable within 60 days of November 20, 2001.

(5) Includes 3,333,414 shares held by Softbank Technology Ventures IV, L.P. ("SBTV IV, L.P.") and 63,869 shares held by Softbank Technology Advisors
       -------------

     Fund, L.P. Mr. B. Feld, a Co-Chairman and Director of Interliant, is a managing member of SBTV VI, LLC, which is the general partner of each of SBTV IV, L.P., Softbank Technology Advisors Fund, L.P. and of SBTV VI, LLC. Also includes 10,045,480 shares which are issuable upon the conversion of $8,500,000 in aggregate principal amount of 8% Convertible Subordinated notes held by SBTV VI, LLC. Mr. Feld disclaims beneficial ownership of such shares. Also includes 15,000 shares of our Common Stock issuable pursuant to options presently exercisable or exercisable within 60 days of November 20, 2001.

(6) Includes warrants issued to The Feld Group, Inc. to purchase 180,000 shares of our Common Stock, 750,000 shares of our Common Stock issued to The Feld Group, Inc. and 333,333 shares of our Common Stock which represent the vested portion of an option to purchase 2,000,000 shares of our Common Stock granted to The Feld Group, Inc. Mr. Bradley Feld, a Co-Chairman and a director of Interliant, is a director of The Feld Group, Inc. Mr. Feld disclaims beneficial ownership of such warrants, shares and options.

(7) Includes 15,000 shares of our Common Stock issuable pursuant options presently exercisable or exercisable within 60 days of November 20, 2001.


                                  UNDERWRITERS

6. Underwriters.

       (a)  Persons acting as underwriters within the last three years:

            (1)  Initial Public Offering Underwriters

                    (A) Merrill Lynch & Co., 4 World Financial Center, 250 Vesey Street, New York, NY 10281.

                    (B) Merrill Lynch, Pierce, Fenner & Smith Incorporated, c/o Merrill Lynch & Co.

                    (C)  Donaldson, Lufkin & Jenrette, c/o Merrill Lynch & Co.

                    (D)  CIBC Oppenheimer Corp., c/o Merrill Lynch & Co.


            The securities underwritten were 8,050,000 shares of the Company's Common Stock.

            (2)  Initial Purchasers of the Subordinated Notes

                    (A) Merrill Lynch & Co., 4 World Financial Center, 250 Vesey Street, New York, NY 10281.

                    (B) Merrill Lynch, Pierce, Fenner & Smith Incorporated, c/o Merrill Lynch & Co.

                    (C)  CIBC World Markets Corp. , c/o Merrill Lynch & Co.

                    (D) Donaldson, Lufkin & Jenrette Securities Corporation, c/o Merrill Lynch & Co.

                    (E)  C.E. Unterberg, Towbin, c/o Merrill Lynch & Co.


            The securities underwritten were 7% Convertible Subordinated Notes due 2005 in the aggregate principal amount of $154.8 million.

     (b)  Not applicable.


                               CAPITAL SECURITIES

7. Capitalization.

     (a) The following table sets forth, as of October 31, 2001, certain information as to each authorized class of securities of the Company:

     ------------------------------ -------------------------------------- --------------------------------------
                Col. A.                            Col. B                                 Col. C
            TITLE OF CLASS                    AMOUNT AUTHORIZED                     AMOUNT OUTSTANDING
     ------------------------------ -------------------------------------- --------------------------------------
     Common Stock, par value                     200,000,000                            51,728,705
     $0.01 per share (1)
     ------------------------------ -------------------------------------- --------------------------------------
     Preferred Stock, par value                   1,000,000                                _____
     $0.01 per share
     ------------------------------ -------------------------------------- --------------------------------------
     7% Convertible Subordinated                $164,825,000                         $164,825,000 (2)
     Notes due 2005
     ------------------------------ -------------------------------------- --------------------------------------
     8% Convertible                             $19,000,000                          $19,000,000 (3)
     Subordinated Notes due
     2003
     ------------------------------ -------------------------------------- --------------------------------------

     (1) The Company issued warrants to purchase 180,000 shares of Common Stock to The Feld Group, Inc. Each outstanding warrant entitles the Feld Group to purchase from the Company one share of the Common Stock at a purchase, or exercise, price per share equal to $13.06 payable in full at the time of exercise. The exercise price payable and the number of shares of Common Stock issuable upon exercise of any outstanding warrant remains subject to common anti-dilution adjustments. The outstanding warrants may be exercised, in whole or in part, at any time or from time to time until 5:00 p.m. New York City time, on July 31, 2003.

          The Company issued warrants to purchase an aggregate of 5,181,870 shares of Common Stock to Charterhouse Equity Partners III, L.P., Softbank Technology Ventures VI L.P. and their respective affiliates in connection with a Securities Purchase Agreement, dated April 16, 2001, by and among the Company and such entities. Each outstanding warrant entitles the holders thereof to purchase from the Company one share of the Common Stock at a purchase, or exercise, price per share equal to $1.25 payable in full at the time of exercise. The exercise price will be reduced to $0.60 per share upon the consummation of the Exchange Offer. The exercise price payable and the number of shares of Common Stock issuable upon exercise of any outstanding warrant remains subject to common anti-dilution adjustments. The outstanding warrants may be exercised, in whole or in part, at any time or from time to time until August 15, 2006.

          The Company issued options to purchase 2,000,000 shares of Common Stock, at an exercise price of $1.00 per share to The Feld Group, Inc., pursuant to a Non-Qualified Stock Option Agreement dated May 22, 2001.

          The Company has granted options to purchase an aggregate of 13.1 million shares of Common Stock to its employees under Interliant's 1998 Stock Option Plan, Amended and Restated June 6, 2000, of which approximately 1.9 million have previously been exercised. The exercise price of these options ranges from $0.13 to $42.88.

     (2)  Convertible into Common Stock at $53.10 per share.

     (3) Convertible into Common Stock at $1.10 per share. The conversion price will be reduced to $1.00 per share upon the consummation of the Exchange Offer.

          (b) Each holder of shares of Common Stock is entitled to one vote for each outstanding share of Common Stock owned by it on each matter properly submitted to the stockholders for their vote. Holders of 7% Convertible Subordinated Notes due 2005 and 8% Convertible Subordinated Notes due 2003 are not entitled to vote as holders of said securities.

               Holders of Preferred Stock will have such voting rights as may be specified by the board of directors of the Company at the time of their issuance.

                              INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

               The Senior Notes will be issued under the terms of an indenture to be entered into between the Company and The Chase Manhattan Bank, as trustee (the "Indenture"). The following is an analysis of the Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended:

                    (A)  Events of Default; Withholding of Notice of Default.

                         Pursuant to the Indenture, an "Event of Default" will
                                                        ----------------
                         occur if

                         (i) the Company defaults in the payment of the principal or applicable premium thereon , the redemption price or the repurchase price with regard to any Senior Note, or defaults in the payment of the interest on any Senior Note for 30 days or longer;

                         (ii) the Company fails to give the notice regarding a change in control or to perform the covenant requiring the Company to repay, or obtain certain consents from the holders of, certain senior indebtedness upon the occurrence of a change in control, within 30 business days of the occurrence of the change in control;

                         (iii) the Company fails to deliver shares of Common Stock, together with cash in lieu of fractional shares, when they are required to be delivered following conversion of a Senior Note, and that default continues for 10 days;

                         (iv) the Company fails to comply with any of its other agreements in the Senior Notes or the Indenture and the Company has received notice of that default from the trustee or from holders of not less than 25% in aggregate principal amount of the Senior Notes then outstanding and the Company fails to cure that default within 60 days after receipt of that notice;

                        (v)  the Company defaults under any agreements to repay
                         money borrowed by the Company having an individual or
                        aggregate outstanding principal amount in excess of $10
                        million, which default shall have resulted in that indebtedness becoming due and payable prior to the date on which it would otherwise be due and payable, without that indebtedness being discharged or that acceleration having been rescinded or annulled within 60 days after the Company's receipt of the notice of default from the trustee or receipt by the Company and the trustee of the notice of default from the holders of not less than 25% in aggregate principal amount of the indebtedness then outstanding, unless that default has been cured or waived, provided however that no Subordinated Note that is held by any person or entity that also holds any Senior Note will be counted toward the $10 million threshold described herein; or

                       (vi) the Company experiences certain events of bankruptcy or insolvency.

                    Pursuant to the Indenture, the trustee may withhold notice as to any default other than a payment default if it determines in good faith that withholding the notice is in the interests of the holders. The term "default" for the purpose of this provision means any event that is, or after notice or lapse of time or both would become, an Event of Default with respect to the Senior Notes. Absent such withholding, the trustee will mail notice of all defaults of which the trustee is aware to all holders of the Senior Notes within 90 days after the occurrence of any default, unless those defaults have been cured or waived before the giving of that notice.

               (B)  Authentication and Delivery; Application of Proceeds.

                    Pursuant to the Indenture, the trustee shall authenticate up to $54.6 million in aggregate principal amount of Senior Notes plus the aggregate principal amount of Senior Notes issued as interest. At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Senior Notes to the trustee for authentication, together with a Company order for the authentication and delivery of such Senior Notes. The trustee shall authenticate and deliver such Senior Notes in accordance with the Company order. Each Senior Note shall be dated the date of its authentication. No Senior Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Senior Note a certificate of authentication duly executed by the trustee by manual signature of an authorized signatory. Such certificate upon any Senior Note shall be conclusive evidence, and the only evidence, that such Senior Note has been duly authenticated and delivered hereunder and is entitled to the benefits of the Indenture.

                    There will be no proceeds from the issuance of the Senior Notes.

               (C) Release or Release and Substitution of Property Subject to the Lien of the Indenture.

                    The Senior Notes are not secured by any assets of the Company.

               (D)  Satisfaction and Discharge.

                    Pursuant to the Indenture, and as summarized below, the Company's obligations with respect to the Senior Notes may be satisfied and discharged by the making of cash payments required to be made in accordance with the terms of the Senior Notes and the Indenture; the cancellation, redemption, conversion or repurchase of any Senior Note; or an exchange of Senior Notes effected by the reorganization of the Company.

                    Punctual satisfaction of due cash payments by the Company pursuant to the terms of the Senior Notes and the Indenture will satisfy and discharge all of the Company's obligations arising thereunder.

                    The Company may deliver at any time to the trustee for cancellation any previously authenticated and delivered Senior Notes that the Company may have acquired in any manner whatsoever, and may deliver to the trustee for cancellation any Senior Note previously authenticated that the Company has not issued and sold, and all Senior Notes so delivered to the trustee shall be promptly canceled by the trustee. Canceled Senior Notes held by the trustee shall be destroyed by the trustee and the trustee shall deliver a certificate of such destruction to the Company, unless by a Company order the Company directs the return of the cancelled Senior Notes to the Company. Cancellation of any Senior Note by the trustee will satisfy and discharge all of the Company's obligations arising thereunder.

                    The securities may be redeemed at the election of the Company, as a whole or from time to time in part, at any time on or after either December 14, 2002 or a change of control and prior to maturity for a redemption price equal to 100% of the aggregate principal amount thereof, together with accrued and unpaid interest. All Senior Notes delivered for redemption shall be delivered to the trustee to be cancelled by or at the direction of the trustee, which shall dispose of the same pursuant to the Indenture.

                    Any holder of Senior Notes may elect to convert any Senior
                    Note in principal amount greater than $1,000 and in an integral multiple of $1.00 at any time after the original issue date through the close of business on December 14, 2006 into that number of fully paid and non-assessable shares of Common Stock obtained by multiplying the conversion rate then in effect by each $1.00 principal amount of Senior Notes surrendered for conversion. All Senior Notes delivered for conversion shall be delivered to the trustee to be cancelled by or at the direction of the trustee, which shall dispose of the same pursuant to the Indenture.

                    Any holder of Senior Notes may require the Company to repurchase all of such holder's Senior Notes or any portion of the principal amount that is an integral multiple of $1,000 thereof in the event that the Company experiences a change in control. Repurchase will occur on the date that is 45 business days after the date of the occurrence of a change in control. The repurchase price will be equal to 100% of the principal amount plus interest that is accrued and unpaid as of the repurchase date. At the option of the Company, the repurchase price may be paid in cash or by delivery of that number of shares of Common Stock equal to the quotient of (i) the repurchase price divided by (ii) 95% of the average of the closing prices of the Common Stock for the five consecutive trading days ending on and including the third trading day immediately preceding the date of the occurrence of the change in control. All Senior Notes delivered to the Company as a result of repurchase shall be delivered to the trustee to be cancelled by or at the direction of the trustee, which shall dispose of the same pursuant to the Indenture.

                    Exchange of Senior Notes upon reorganization will be permitted in the event that the Company shall be a party to any (i) recapitalization or reclassification of the Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of the Common Stock),
                    (ii) any consolidation of the Company with, or merger of the Company into, any other person, any merger of another person into the Company (other than a merger that does not result in a reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock of the Company), (iii) any sale or transfer of all or substantially all of the assets of the Company or (iv) any compulsory share exchange pursuant to which the Common Stock is converted into the right to receive other securities, cash or other property. As part of such reorganization, lawful provision shall be made as part of the terms of the reorganization whereby the holder of any Senior Note then outstanding shall have the right thereafter to convert such Senior Note into the kind and amount of securities, cash and other property receivable upon reorganization by a holder of the number of shares of Common Stock into which a Senior Note might have been converted immediately prior to such transaction. All Senior Notes delivered to the Company as a result of such an exchange shall be delivered to the trustee to be cancelled by or at the direction of the trustee, which shall dispose of the same pursuant to the Indenture.

               (E) Evidence to be Furnished to the Trustee as to Compliance with Conditions and Covenants.

                    Pursuant to the Indenture, the Company shall deliver to the trustee, within 120 days after the end of each fiscal year of the Company, a certificate from the Company's Chief Executive Officer, Chief Financial Officer or a principal accounting officer as to his or her knowledge of the Company's compliance with all terms, conditions and provisions under the Indenture and, in the event of any noncompliance, specifying such noncompliance and the nature and status thereof. Such compliance shall be determined without regard to any grace period or notice requirement under the Indenture. The Company shall deliver written notice to the trustee within 5 business days of becoming aware of an occurrence of any Event of Default or of any default event that would ripen into an Event of Default after notice or passage of time or both.

9. Other obligors. There is no other obligor on the Senior Notes other than the Company.

                    -----------------------------------------

                    Contents of application for qualification. This application for qualification comprises:

     (a)  Pages numbered 1 to 19, consecutively;

     (b) The statement of eligibility and qualification of The Chase Manhattan Bank, as trustee, on Form T-1 under the indenture to be qualified; and

     (c) The following attached exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee.

     ------------------------- -------------------------------------------------

     Exhibit T3A           Form of Amended and Restated Certificate of Incorporation of
                           Interliant, Inc. (1)

     Exhibit T3B           Form of Amended and Restated By-laws of Interliant, Inc. (1)

     Exhibit T3C           Indenture to be entered into between Interliant, Inc. and The Chase
                           Manhattan Bank, as trustee. (2)

     Exhibit T3D           Not applicable.

     Exhibit T3E.1         Offering Circular dated November 9, 2001. (2)

     Exhibit T3E.2         Letter of Transmittal dated November 9, 2001. (2)

     Exhibit T3E.3         Letter to Clients dated November 9, 2001. (2)

     Exhibit T3E.4         Letter to Broker-Dealers dated November 9, 2001. (2)

     Exhibit T3E.5         Notice of Guaranteed Delivery dated November 9, 2001. (2)

     Exhibit T3E.6         Interliant's Annual Report. (3)

     Exhibit T3E.7         Interliant's Amendments to the Annual Report. (4)

     Exhibit T3E.8         Interliant's Quarterly Report. (5)

     Exhibit T3E.9         Interliant's Definitive Proxy Statement. (6)

     Exhibit T3E.10        Interliant's Current Reports for 2001 as of the date of the
                           Exchange Offer. (7)

     Exhibit 3F            A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended. (*)

----------------
* Filed herewith

(1) Incorporated by reference to Exhibit 3.1 and 3.2, respectively, of the Company's Registration Statement on Form S-1/A filed April 30, 1999.

(2) Incorporated by reference to Interliant's Schedule TO filed on November 9, 2001.

(3)  Incorporated by reference to Interliant's Form 10-K filed on April 17,
     2001.

(4)  Incorporated by reference to Interliant's Form 10-K/A filed on April 30,
     2001.

(5)  Incorporated by reference to Interliant's Form 10-Q filed on May 14. 2001.

(6)  Incorporated by reference to Interliant's Schedule 14A filed on June 18,
     2001.

(7) Incorporated by reference to Interliant's Current Reports on Form 8-K filed on April 4, April 20, April 27, July 30, August 6, September 19, October 25, October 30 and November 2, 2001.

                    -----------------------------------------

                                    SIGNATURE

       Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, INTERLIANT, INC., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and State of New York, on the 9th day of November, 2001.

(SEAL)                                        INTERLIANT, INC.


                                              By: /s/ Francis J. Alfano
                                                  ---------------------------
                                                  Francis J. Alfano

                                                  Chief Financial Officer

Attest:



By: /s/  Bruce S. Klein
    -------------------------------------------
    Bruce S. Klein

    Senior Vice President, General Counsel and
    Secretary

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549
                            -------------------------

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY

                    UNDER THE TRUST INDENTURE ACT OF 1939 OF

                   A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                   -------------------------------------------
               CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF
                A TRUSTEE PURSUANT TO SECTION 305(b)(2) ________
                    ----------------------------------------

                            THE CHASE MANHATTAN BANK

               (Exact name of trustee as specified in its charter)


New York                                                         13-4994650
(State of incorporation                                    (I.R.S. employer
if not a national bank)                                 identification No.)

270 Park Avenue
New York, New York                                                    10017
(Address of principal executive offices)                         (Zip Code)

                               William H. McDavid

                                 General Counsel

                                 270 Park Avenue

                            New York, New York 10017

                               Tel: (212) 270-2611

            (Name, address and telephone number of agent for service)
                  --------------------------------------------
                                 Interliant Inc.

               (Exact name of obligor as specified in its charter)

Delaware                                                         13-3978980
(State or other jurisdiction of                            (I.R.S. employer
incorporation or organization)                          identification No.)

Two Manhattanville Road

Purchase, New York                                                    10577
(Address of principal executive offices)                         (Zip Code)

                  --------------------------------------------
                                 Debt Securities
                       (Title of the indenture securities)
              ----------------------------------------------------

                                     GENERAL

Item 1.  General Information.

         Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervising authority to which it is subject.

              New York State Banking Department, State House, Albany, New York 12110.

              Board of Governors of the Federal Reserve System, Washington, D.C., 20551

              Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

              Federal Deposit Insurance Corporation, Washington, D.C.,
              20429.


         (b)  Whether it is authorized to exercise corporate trust powers.

              Yes.


Item 2.  Affiliations with the Obligor.

         If the obligor is an affiliate of the trustee, describe each such affiliation.

         None.


Item 16. List of Exhibits

         List below all exhibits filed as a part of this Statement of Eligibility.

         1. A copy of the Articles of Association of the Trustee as now in effect, including the Organization Certificate and the Certificates of Amendment dated February 17, 1969, August 31, 1977, December 31, 1980, September 9, 1982, February 28, 1985, December 2, 1991 and July 10, 1996 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-06249, which is incorporated by reference).

         2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference. On July 14, 1996, in connection with the merger of Chemical Bank and The Chase Manhattan Bank (National Association), Chemical Bank, the surviving corporation, was renamed The Chase Manhattan Bank).

         3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

         4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-76439, which is incorporated by reference).

         5.  Not applicable.

         6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference. On July 14, 1996, in connection with the merger of Chemical Bank and The Chase Manhattan Bank (National Association), Chemical Bank, the surviving corporation, was renamed The Chase Manhattan Bank).

         7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

         8.  Not applicable.

         9.  Not applicable.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, The Chase Manhattan Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 30th day of October , 2001.

                                            THE CHASE MANHATTAN BANK

                                                  By: /s/Ronald J. Halleran
                                                      ---------------------  -
                                                      Ronald J. Halleran,
                                                      Assistant Vice President

                              Exhibit 7 to Form T-1


                                Bank Call Notice

                             RESERVE DISTRICT NO. 2
                       CONSOLIDATED REPORT OF CONDITION OF

                            The Chase Manhattan Bank
                  of 270 Park Avenue, New York, New York 10017
                     and Foreign and Domestic Subsidiaries,
                     a member of the Federal Reserve System,

                          at the close of business June
                    30, 2001, in accordance with a call made
                       by the Federal Reserve Bank of this
                     District pursuant to the provisions of
                            the Federal Reserve Act.

                                                                 Dollar Amounts
                     ASSETS                                        in Millions

Cash and balances due from depository institutions:
     Noninterest-bearing balances and
     currency and coin ............................................ $  21,536
     Interest-bearing balances ....................................    31,428
Securities:
Held to maturity securities .......................................       481
Available for sale securities .....................................    60,903
Federal funds sold and securities purchased under
     agreements to resell .........................................    42,824
Loans and lease financing receivables:
     Loans and leases held for sale ...............................     3,856
     Loans and leases, net of unearned income ..... $155,575
     Less: Allowance for loan and lease losses ....    2,276
                                                    --------
     Loans and leases, net of unearned income and
     allowance ....................................................   153,299
Trading Assets ....................................................    66,636
Premises and fixed assets (including capitalized leases) ..........     4,468
Other real estate owned ...........................................        45
Investments in unconsolidated subsidiaries and
     associated companies .........................................       353
Customers' liability to this bank on acceptances
     outstanding ..................................................       346
Intangible assets
        Goodwill ..................................................     1,785
        Other Intangible assets ...................................     4,365
Other assets ......................................................    19,923
                                                                    ---------
         TOTAL ASSETS ............................................. $ 412,248
                                                                    =========

                                                 LIABILITIES

Deposits

     In domestic offices ................................              $137,865
     Noninterest-bearing ................................  $ 56,799
     Interest-bearing ...................................    81,066
     In foreign offices, Edge and Agreement
        subsidiaries and IBF's ..........................               113,924
        Noninterest-bearing .............................  $  6,537
     Interest-bearing ...................................   107,387

Federal funds purchased and securities sold under agree-
  ments to repurchase ...................................                65,474
Trading liabilities .....................................                39,611
Other borrowed money (includes mortgage indebtedness
  and obligations under capitalized leases) .............    10,573
Bank's liability on acceptances executed and outstanding                    346
Subordinated notes and debentures .......................                 6,355
Other liabilities .......................................                14,772
TOTAL LIABILITIES .......................................               388,920
Minority Interest in consolidated subsidiaries ..........                    89

                                                 EQUITY CAPITAL

Perpetual preferred stock and related surplus ............                    0
Common stock .............................................                1,211
Surplus  (exclude all surplus related to preferred stock)                12,715
    Retained earnings ....................................                9,985
    Accumulated other comprehensive income ...............                 (672)
Other equity capital components ..........................                    0
TOTAL EQUITY CAPITAL .....................................               23,239
                                                                       --------
TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL .             $412,248
                                                                       ========

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

                               JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the in- structions issued by the appropriate Federal regulatory authority and is true and correct.

                               WILLIAM B. HARRISON JR.      )
                               DOUGLAS A. WARNER III        ) DIRECTORS
                               WILLIAM H. GRAY III          )

                                   Exhibit T3F
                                   -----------

        Cross Reference between the Trust Indenture Act and the Indenture

          TIA Section           TIA Subsection        Indenture Section
          -----------           --------------        -----------------

--------------------------------------------------------------------------------
          Section 310               (a)(1)                   5.10
--------------------------------------------------------------------------------
                                    (a)(2)                   5.10
--------------------------------------------------------------------------------
                                    (a)(3)              Not Applicable
--------------------------------------------------------------------------------
                                    (a)(4)              Not Applicable
--------------------------------------------------------------------------------
                                    (a)(5)                   5.10
--------------------------------------------------------------------------------
                                      (b)                    5.06
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Section 311                 (a)                    5.12
--------------------------------------------------------------------------------
                                      (b)                    5.12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Section 312                 (a)                    6.04
--------------------------------------------------------------------------------
                                      (a)                    6.01
--------------------------------------------------------------------------------
                                      (b)                    6.01
--------------------------------------------------------------------------------
                                      (c)                    6.01
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Section 313                 (a)                    6.02
--------------------------------------------------------------------------------
                                      (b)               Not Applicable
--------------------------------------------------------------------------------
                                      (c)                    6.02
--------------------------------------------------------------------------------
                                      (d)                    6.03
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Section 314                 (a)                    6.03
--------------------------------------------------------------------------------
                                    (a)(4)                   6.03
--------------------------------------------------------------------------------
                                       (b)               Not Applicable
--------------------------------------------------------------------------------
                                    (c)(1)                   1.03
--------------------------------------------------------------------------------
                                    (c)(2)                   1.03
--------------------------------------------------------------------------------
                                    (c)(3)              Not Applicable
--------------------------------------------------------------------------------
                                       (d)               Not Applicable
--------------------------------------------------------------------------------
                                       (e)                   1.03
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Section 315                  (a)                   5.01
--------------------------------------------------------------------------------
                                       (b)                   5.05
--------------------------------------------------------------------------------
                                       (c)                   5.01
--------------------------------------------------------------------------------
                                       (d)                   5.01
--------------------------------------------------------------------------------
                                       (e)                   4.15
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Section 316               (a)(1)                   4.02
--------------------------------------------------------------------------------
                                   (a)(1)(A)                 4.12
--------------------------------------------------------------------------------
                                   (a)(1)(B)                 4.13
--------------------------------------------------------------------------------
                                    (a)(2)              Not Applicable
--------------------------------------------------------------------------------
                                      (b)                    4.08
--------------------------------------------------------------------------------
                                      (c)                  1.05(d)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Section 317               (a)(1)                   4.03
--------------------------------------------------------------------------------
                                    (a)(2)                 4.04(a)
--------------------------------------------------------------------------------
                                      (b)                    9.03
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Section 318                 (a)                    1.15
--------------------------------------------------------------------------------